INVEST IN **NOTEY INC**

Learn to play instruments through games. Built by Grammy-nominated artist and Bloomberg AI engineer.



3580pts
+300
B

notey.co Columbia, SC







Technology | Notable Angel | B2C | Mobile Apps | AI

Highlights

VC-Backed
Raised $250K or more from a venture firm

1. AI-powered games that translate any instrument into a game controller
2. Built by a 2-time Grammy-nominated artist and an author of AI/ML research cited by over 900 people
3. Created from the ground up to support integration of existing music methodologies and curricula
4. Graduate of Techstars Class of 2023, World's Most Active Preseed VC
5. Has partnered with 30 educational institutions in the US since January 2024

6 Proclaimed a Top 5 Music Education Startup in 2024 by F6S

7 Winner of the 2023 Innovision Award for innovation in educational technology

Featured Investors



Ernest Chow in
Syndicate Lead

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Invested $95,000 ⓘ

Angel investor with a focus on ethical and impact investing, Principal at Viridian Works LLC. Formerly Founder and Partner at Sensato Investors, and Managing Director at Barclays Global Investors.

"I love the goal of founders Mak and Adithya to help millions of people learn to play a musical instrument, and their vision of making music learning fun, easy, and accessible through gaming. Playing music is a source of joy and meaning for so many people, and learning to play music brings cognitive, emotional and developmental benefits. Many children start learning but don't continue because they don't enjoy practicing. But kids can easily spend hours playing games that engage them. I'm an investor interested in education, and also a lifelong musician, a former music teacher, and a parent. So I appreciate what Notey is building! They have created a fun educational game that can be used by teachers and parents to complement lessons and make practice more enjoyable in class or at home. And the app can also be used by children or adults for independent learning, expanding access to music education. The feedback from teachers and students has been very positive, and their user growth and retention metrics are strong. I've been impressed by the team's consistent iteration and adaptation to feedback as they have developed and launched the early versions of the game. At the core is their audio engine that hears and interprets the sounds being played in real time, which opens up many possibilities for future development. It is still early in their journey, and the Notey team combines world class musicianship and commitment to excellence with the technical, design, entrepreneurial, and commercial instincts to build Notey into a global music education platform."



Other investors include Techstars Ventures Notable , Viridian Works LLC, Silicon Gardens VC, Robinson Ventures, Tim Miklaucic, Andrejc Hribernik

Our Team



Mak Grgic CEO

2-time Grammy nominee – Library of Congress Award for Cultural Impact – Serial Founder (Profitable Businesses) – Doctor of Music – University Research Professor of Music



Adithya Bellathur CTO

Former Machine Learning Engineer at Bloomberg, Amazon, Beyond Limits – Robotics Reenforcement Learning Research Paper cited by 900 papers including Deepmind – Built 3 Machine Learning models that generated $550K in revenue within 1 year of release



Andrew Hulin UX/UI Lead

Figma Design Fellow – USC Iovine and Young Academy Mentor-In-Residence – Product Designer and 3D Animator



Shunt Balushian Head of Game Dev

Former Meta Employee – Worked on the Meta RayBans – SJSU Computer Science Graduate



Jack Bailey Art Lead

Graduated from USC, Princeton Review's #1 Game Program – Lead Artist of published PC game, Screech Machine – Gave a TEDx talk on multidimensional string theory

Notey's World: The Customizable Music Education Gaming Platform

We are what Guitar Hero should have been!

90% of people who start learning the guitar don't last more than a year. To solve this, team Notey built a mobile music education game, powered by our proprietary ML audio engine, that users play using any instrument. And not only that, we can customize and integrate any musical content into our game, totally personalized to you! **We are what Guitar Hero should have been.**


2023 InnoVision Award Winner
Technology in Education
VC Investment Competition Winner
USC Marshall School of Business
Top 5 Music Education Startup
F6S
NOTEY
Where music education meets gaming

Our goal is to reinvent music learning globally!

Our story starts with two friends, **Dr. Mak Grgic** and Adithya Bellathur, studying at USC in Los Angeles. Mak, who's now a 2-time Grammy nominee, was a student of music and music business, and Adithya was a computer science major, with an emphasis on robotics, AI, & ML. Leading up to the pandemic Mak had been performing at a rate of 85-100 concerts per year worldwide and had garnered accolades as a touring musician and an educator at universities around Europe and the US. Adithya was a published researcher and had worked in the startup space already. When the pandemic shutdown happened, an idea that was growing inside each of the founders' minds took center stage and the two friends started to explore the market for a potential fit.


OUR STORY
Dr. Mak Grgic, CEO (He/Him)
2x Grammy nominated artist, educator
Adithya Bellathur, CTO (He/Him)
Machine learning engineer at Amazon, Bloomberg, Deepmind
NOTEY

We aim to be present in every household worldwide where music learning has a presence!

The two friends, who themselves enjoy video games and had vast experience in music learning and teaching, came together to attempt to answer the global issue of music retention.



PROBLEM
90%
of guitar learners drop after one year
10% of world's population has tried playing guitar in their lifetime
7% of world's population has attempted playing piano in their lifetime
Music manufacturers make little margins on beginner instruments

We saw no solution to this problem!

This retention drop is a gigantic problem, and the options available were either online platforms in a masterclass format or video games that provided no educational content. So, the two co-founders embarked on merging both gaming and music education into a mobile music education game that students play using their real instrument or voice. This game, after many initial iterations and prototypes, testing, and surveying, became known as **Notey's World**.



SOLUTION
Notey's World is a mobile music education game that students play using their real instrument or voice
• Fun and responsive
• Cheaper than music lessons
• Increases creativity
NOTEY

We invented tech!

Notey's World is a mobile music education game that users can play with any real instrument or their voice. It is fun, less expensive than a regular music lesson, and plays off the elements of extrinsic rewards that are vital to a sense of accomplishment for any young learner. ***All of this is possible because we built four pieces of proprietary tech (patent pending). Our tech is***

instrument agnostic, and we have been used by guitar, piano and string students – even singers!



SECRET SAUCE
ML Audio Engine*
Play or sing any pitch to play the game
Automatic Level Creation*
Turn any song into a game level
Turn any music curricula into a game world
Gaming/learning purchasable customization
*PROVISIONAL PATENTS
NOTEY

Duolingo meets Guitar Hero meets Roblox!

These pieces of technology allow us to translate any instrument (without any plug-ins) into game controllers and turn any type of musical content, curriculum, or methodology into levels in our game. In a sense, we are a merger of Duolingo (fun learning), Roblox (customization), and Guitar Hero (fun gaming with music).

Want to hear why this game is the next big thing? Here are a couple of reasons:

1. If you are a parent, you will be the **cool parent** giving your child a video game that not only *they* enjoy, but *you*, too, are happy to allow them to play because it has educational value.
2. If you are a music teacher, you will be the **exciting, forward-thinking mentor** using your own music exercises via a game that students get pumped to play!



MILESTONES
Sep 23'
Techstars Accelerator
Oct 23'
Open Beta Launch (iOS)
Nov 23'
Innovision Award in Educational Technology
Jan 24'
• First Revenue
• First School Licenses Deployed
Apr 24'
App Revamp
Today
• 5000 Consumer Users
• 27 Institutions
• $15.7k MRR
• $100k YTD
NOTEY

Milestones!

Thanks to these qualities, team Notey has been doing very well:

- We got accepted into the **Techstars Accelerator** program in Fall '23.

- We launched our first open beta in October '23 (following a closed alpha and a closed beta).

- We received the **Innovision Award** in Educational Technology in November '23.

- We started generating first revenue and deployed our first school-based licenses in January '24.

- We had a huge app revamp in April '24.

- We amassed 5000 consumer users and 27 institutional partners, with $15.7k MRR––all of this since January '24.



How do we get our customers?

We have been highly competitive in customer acquisition in our sector:

- We are typically able to get our customer at a rate of $2.93 per install and $8.97 per acquisition. Our paying customers spend on average $35 in our app.

- We also work with a variety of schools, where we issue licenses. These licenses average 100 students per license and typically last six months.

SUBSCRIBER RETENTION



We keep our learners & players engaged!

Our subscribers **love us!** Can you believe that our subscribers stick around far better than the industry average? Our subscriber retention is:

- Day 1: 87%

- Day 7: 85%

- Day 14: 76%

- Day 30: 73%

And in schools where we are licensed, we are at **+95%** throughout the first few months of use.



Here's What People Are Saying:

"Notey provides my students with a fun and interactive way to practice. From scales to concert repertoire Notey keeps my students engaged and allows me to track their progress and helps my students become more confident on stage." – **Benjamin Broughton, Music Educator**

"Finally an intelligent guitar app! This is what I was wishing for when Guitar Hero was all the rage. No one learns to play the

guitar on a plastic, guitar-shaped controller. This app uses a real guitar and what a motivator! This makes practicing and learning fun! It is a "must have" for beginning guitar students!" – **Bill Swick, Award Winning Educator**

"We are excited about our partnership with Notey to continue innovating the way guitar is taught to youth in our community. School retention rates are low in the majority of schools we serve and having this as a way to introduce music through a gaming platform will help our programs attract students and retain them throughout their time in the school. Notey is meeting students where they are at and that is a major key when it comes to education. With Notey's customizable experience, I have no doubt that we can reach students through music and social emotional learning to make a positive impact in our world." – **Jahzeel Montes, Internal Creations**

"I'm using this app to insert some different material and bring some variety to my curriculum. My students have taken a liking to the way that the scoring system works and have challenged themselves to not miss any notes. This is a great supplement to my curriculum and once I add more custom tunes, I can see this being a primary course for my kids." – **Martin Ly, Music Educator**

And here are a variety of **AppStore reviews**:

"VERY kid-friendly, but also good for adults like me"

"Revitalized my interest in playing guitar and has shown me a new way to learn"

"This game has been incredibly motivating and fun for my students and they've learned more songs in one class than they would've have the "old-fashioned" way".



We have been growing, and we want to grow faster!

We've grown revenue at a pace of 180% month over month starting in January 2024 and have seen a 500% increase in downloads since March 2024. The progress doesn't stop here!



TARGET MARKET AND GROWTH PLAN
SHORT TERM
$1M
REVENUE
By 2025 EOY
3300
paying consumer users
20
school licenses
175M
customer market size
0.002%
market addressed
International (English Speaking)
MID TERM
$10M
REVENUE
By 2027 EOY
65,000
paying consumer users
70
school licenses
480M
customer market size
0.014%
market addressed
International (English Speaking)
LONG TERM
$100M
REVENUE
By 2029 EOY
933,000
paying consumer users
800
school licenses
1B
customer market size
0.09%
market addressed
International (localization to other languages)

***These figures are future projections and cannot be guaranteed.*

Long-term growth:

Our long-term growth consists of expansions in the following ways:

- Offering games catered to a variety of instruments.
- Expanding our presence in schools via strategic partnerships.
- Moving from the US to other English-speaking territories and finally to the worldwide, non-English-speaking market.



IN DEVELOPMENT
SELF SERVICE TOOLS FOR SCHOOLS
Teachers can upload their curriculum directly to our site to create their own worlds.
Turn your curriculum into an interactive game
Your instruments, your curriculum
NOTEY

Next steps are:

- Development of a full self-service tool, where users (parents, music teachers, or kids) can upload their musical exercises directly through our site to create their own worlds instantaneously

worlds instantaneously.

- Chromebook and Android release slated for August 2024.
- VR + AR Platform release on Apple Vision Pro to take advantage of the iOS development interoperability.
- Personalized AI Content Generation, where we serve users with custom levels to target exactly what they are having difficulty with.



ON THE ROADMAP
PERSONALIZED AI CONTENT GENERATION
Serve users with custom levels to target exactly what they are having difficulty with
Your Learning Path
AI personalized learning journey
Chords 1
Note Review
Chords 2
mastery challenge
start from here
NOTEY

Our team:

Notey Inc's Grammy-nominated, UX/UI award-winning team comprises professional touring musicians, music professors (universities in Europe and US), developers, and friends with experience in music teaching (several thousand students), the professional music field (millions of streams), gaming (Meta VR, Mojang, Take-Two), and AI (DeepMind, Bloomberg). We are incredibly lucky to have worked with advisors from leading institutions in the startup ecosystem within our industry verticals (Sequoia, USC, NetApp, Talking Tom and more).



CORE TEAM
Mak Grgic, CEO
GRAMMY AWARDS
Adithya Bellathur, CTO
Bloomberg
Shunt Balushian, Dev
Meta
Andrew Hulin, UI/UX
Figma
Jack Bailey, Art
USC Games
NOTEY

INVEST & JOIN US at the forefront

of music education and gaming!

We are thrilled to be backed by institutional investors such as **Techstars**, **Silicon Gardens VC**, **Robinson Ventures**, and even the CEO of Cordoba Guitars, and we are excited to extend the invitation to our community. Join us as we pave new music learning and gaming frontiers! ❤️

Want to know more? See our full pitch deck via the link <u>here</u>. Have an instrument and an iOS device? Try out <u>Notey's World</u> for yourself by following the link <u>here</u>.